Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

HRI - H&E Employee FAQ

1.	Why is Herc acquiring H&E? How does H&E fit into Herc’s strategy?

•	Since becoming an independent, public company in 2016, Herc has significantly increased its scale and geographic reach through greenfield development and strategic acquisitions.

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Investments in our general rental and specialty equipment solutions offering, as well as technology, innovation and people, have enhanced the customer experience and have made Herc, like H&E, a partner of choice for our customer accounts in the United States and Canada.

•	We see the acquisition of H&E as a path to accelerate our current strategies and growth trajectory.

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Our business and H&E’s business are highly complementary. Together, we will have a substantially expanded footprint, increased density in key regions with economies of scale, geographic and customer diversification, and a larger, younger fleet to strengthen Herc’s position as a premier rental company in North America.

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We look forward to building on our combined 120 years of industry experience and shared priorities of excellence in customer service and safety to create benefits for the shareholders, employees and customers of both companies.

2.	Why is this transaction good for employees?

•	The combination of Herc and H&E creates a larger, stronger company that is better positioned for growth and industry leadership.

•	As the combined company succeeds, we expect the same for employees, including through new opportunities to grow and develop their careers in the combined organization over time.

3.	How would you describe Herc’s culture?

•	We are “Team Herc” and strive for every member of our team to show Integrity, “Fire in the Belly,” and Intellectual Curiosity.

•	A commitment to safety; a focus on customers; collaboration and teamwork; appreciation and recognition are just a few of the additional characteristics that also contribute to our culture.

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We invite you to learn more about our culture, including our Vision, Mission and Values, and our team at https://www.hercrentals.com/content/dam/hercrentals/us/commerce/static/company/about/docs/2023-we-are-team-herc—herc-rentals.pdf

4.	Will there be any changes to H&E employee compensation and benefits programs?

•	Until the transaction closes, H&E’s compensation and benefits programs continue as usual.

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Following the close of the transaction, our agreement provides that H&E employees’ compensation and benefits will be substantially comparable to those provided by Herc to its similarly-situated employees for one year.

•	Additionally, H&E employees will receive service credit for service with H&E for purposes of eligibility to participate in benefit plans, vesting, vacation accrual and severance.

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You should also know that Herc is committed to competitive compensation and benefits plans that attract, reward and incentivize world-class talent, consistent with Herc being recognized as a Great Place to Work® in the U.S. and Canada.

5.	Where can H&E employees go with questions about existing benefits, such as annual merit and safety bonuses? Annual performance review scheduled for Q1? RSU status? Plan/award/status? PTO?

•	Until the transaction closes, H&E and Herc are separate companies, and it is business as usual.

•	H&E employees should continue to work with existing H&E HR representatives on H&E benefits until the transaction closes.

6.	Does Herc offer development opportunities for employees?

•	Yes, and more information will be made available after the transaction is completed.

7.	Does Herc have a bonus program for salaried employees?

•	Yes, and more information will be made available after the transaction is completed.

8.	Does Herc have a tool reimbursement program?

•	Yes, and more information will be made available after the transaction is completed.

9.	Will employees be eligible for COBRA if they choose not to join Herc?

•	Yes, H&E employees will be eligible under Herc’s COBRA.

10.	Will there be any gap in medical coverage after the transaction closes?

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No, following the close of the transaction, our agreement provides that H&E employees’ compensation and benefits will be substantially comparable to those provided by Herc to its similarly-situated employees for one year.

11.	Will H&E employees be asked to relocate?

•	There are no plans to do so at this time.

12.	What are the plans for integrating the two companies? When will integration begin?

•	Dedicated teams from Herc and H&E will be planning on how best to bring our companies together.

•	Retaining talent, building on shared values and ensuring continued strong business performance and customer excellence will be priorities in the planning.

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Upon closing of the transaction, integration leaders will begin to execute the plans to combine the best of both companies in a way that builds on our collective strengths to create a stronger combined organization.

•	Herc has successfully completed more than 50 acquisitions over the past four years, and we intend to leverage this proven playbook in the integration efforts.

•	Keep in mind – until the transaction closes, Herc and H&E are separate companies and both companies are operating as usual.

13.	Are all H&E’s employees expected to join Herc? Do you expect layoffs as a result of the transaction?

•	We look forward to welcoming the H&E’s team upon the transaction closing.

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Unlike other transactions, this combination is premised on driving growth and building on our industry leadership, so while there are inevitably efficiencies to be gained when combining two businesses, talent retention will be a top priority.

•	As we grow together, we expect this transaction will provide exciting career development opportunities for employees of both companies as part of a larger, stronger organization.

•	Our intent is to capitalize on the capabilities and talent of both organizations and to maintain a strong workforce.

•	We will provide more information once the full teams at both companies have the opportunity to evaluate the needs of the two businesses.

14.	Will my title or job duties change after the transaction has been completed?

•	For some employees there will be minor job title changes following the closing of the transaction simply to be consistent with the existing job title structure at Herc.

•	Generally, the duties performed by most positions will be similar.

15.	Will there be any changes to reporting relationships as a result of the transaction?

•	In most cases, current supervisors will remain the same immediately after the close of the transaction.

16.	Who will lead the combined company?

•	Following transaction close, the combined company will be led by Larry Silber, Herc’s president and CEO, and Herc’s existing leadership team.

17.	Should we expect changes to branch locations? What about H&E’s headquarters and other facilities?

•	Until the transaction closes, H&E and Herc are separate companies, and it is business as usual for all of us.

•	We expect decisions on branches and other facilities to be made as part of the integration planning process.

•	Our objective is to ensure that the combined company operates efficiently and effectively to best serve customers and capitalize on the growth and demand dynamics in each region.

•	We are committed to keeping employees informed as decisions are made and additional details are available.

18.	Where will the combined company be headquartered?

•	The combined company will be headquartered in Bonita Springs, Florida, where Herc is headquartered today.

19.	Will Herc retain the H&E name and brand?

•	H&E will become part of Herc, including with respect to its name and brand.

20.	How soon can H&E employees interact with Herc Rentals employees?

•	While we know that so many of us look forward to working together, we will not be able to do that until the transaction closes.

•	In the meantime, H&E and Herc are separate companies, and it is business as usual for all of us.

21.	When will the transaction be completed?

•	The transaction is expected to close mid-year 2025, subject to the majority of H&E’s shares being tendered into the offer, the receipt of customary regulatory approvals and closing conditions.

22.	What should employees tell customers?

•	You can relay that you look forward to the combined company’s opportunity to leverage Herc’s industry-leading customer facing technology and an expanded fleet to better serve customers.

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Please emphasize, however, that the transaction has not closed and that H&E and Herc are separate companies, and that H&E is working with its customers as it always has, with a focus on delivering the high-quality equipment, services and solutions that customers have come to expect.

•	Know that H&E is legally prohibited from discussing potential new contracts with Herc or making any commitments with respect to customer contracts with Herc in connection with this transaction.

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K,

Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, the Company and Merger Sub will file a tender offer statement on Schedule TO and the Company will file a registration statement on Form S-4. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS) AND THE FORM S-4 WILL CONTAIN IMPORTANT INFORMATION. H&E STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The tender offer materials will be made available to holders of H&E stock at no expense to them. The tender offer materials will be made available for free at the SEC’s web site (http://www.sec.gov). Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).